ENERPLUS RESOURCES FUND

VOTING DIRECTION FOR HOLDERS OF

FOCUS LIMITED PARTNERSHIP CLASS B LIMITED PARTNERSHIP UNITS

The undersigned holder (the "Holder") of Focus Limited Partnership Class B limited partnership units ("Focus Exchangeable LP Units") Units has the right to instruct CIBC Mellon Trust Company (the "Trustee") in respect of the exercise of their votes at the annual general and special meeting of the unitholders of Enerplus Resources Fund (the "Fund") to be held on Friday, May 9, 2008 (the "Meeting"), as follows:

•      To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•	To instruct the Trustee to appoint a representative of the Fund's management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

•	To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Focus Exchangeable LP Units be voted as follows:
FOR  ☐ or WITHHOLD FROM VOTING ☐ the ordinary resolution to nominate as directors of EnerMark Inc. the nominees described in the accompanying Information Circular and Proxy Statement.
FOR  ☐ or WITHHOLD FROM VOTING ☐ the ordinary resolution to appoint of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Fund.
FOR  ☐ or AGAINST ☐ the ordinary resolution to approve the unallocated rights under the Fund's Trust Unit Rights Incentive Plan.
FOR  ☐ or AGAINST ☐ the ordinary resolution to amend the Fund's Trust Unit Rights Incentive Plan.
FOR  ☐ or AGAINST ☐ the ordinary resolution to approve the continuation and the amendment and restatement of the Fund's Unitholder Rights Plan Agreement.
FOR  ☐ or AGAINST ☐ the extraordinary resolution to remove and replace the current trustee of the Fund.

IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR WITHHOLD/AGAINST, THE HOLDER'S FOCUS EXCHANGEABLE LP UNITS WILL NOT BE VOTED.
PLEASE SELECT ONE OF THE FOLLOWING (see Note below):
☐ Direct the Trustee to Vote the Focus Exchangeable LP Units The Holder hereby directs the trustee to vote as indicated.
  ☐  Appointment of Fund Management as Proxy
The Holder hereby appoints Gordon J. Kerr, the President & Chief Executive Officer of EnerMark Inc. (the administrator of the Fund) or failing him, David A. McCoy, the Vice President, General Counsel & Corporate Secretary of EnerMark Inc., as proxyholder of the Holder, with the power of substitution, and authorizes them to represent and vote, as indicated above, all of the Focus Exchangeable LP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

  ☐         Appointment of the Holder, or the Holder's Designee as Proxy
The Holder hereby appoints _________________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Focus Exchangeable LP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IMPORTANT NOTE: IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR FOCUS EXCHANGEABLE LP UNITS AS INDICATED.

DATED: ____________________________, 2008
Signature of Holder

Name of Holder

Number of Focus Exchangeable LP Units Held

NOTES:

1.
This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.	If this voting direction is not signed by the Holder of Focus Exchangeable LP Units, the votes to which the Holder of the Focus Exchangeable LP Units is entitled will not be exercised.

3.	If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.	This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Focus Exchangeable LP Units are registered.

5.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.
A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.